SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 28, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 28, 2007

TAM launches new flight to Caracas, Venezuela

Passengers can travel in Executive or Economy class

São Paulo, September 28, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) today (September 28) launched a daily flight to Caracas, Venezuela. This service will be provided out of Tom Jobim International Airport (Galeão) in Rio de Janeiro, with stops in São Paulo (Guarulhos) and Manaus. Passengers will land at Maiquetía “Simón Bolívar” International Airport, the main entry point into Venezuela. These flights will have Executive and Economy Class service.

Executive Class service for this new route comes with various amenities, as with TAM’s other international flights. The Company will provide a VIP lounge at Caracas, Galeão and Guarulhos airports, with areas for rest, entertainment and workstations. The Company also offers to the Executive passengers a free mobile handset, for which the customer only pays for calls made.

The flight will depart from Rio de Janeiro at 9:15 p.m. and will stop at Guarulhos International Airport (São Paulo), taking off again at 11:25 p.m. The plane will make a brief stop in Manaus, departing at 3:25 a.m., and arriving in Caracas at 6:05 a.m. (local time). The return flight will depart from Caracas at 8:20 a.m. (local time), arriving in Manaus at 11:00 a.m. It will arrive in Guarulhos at 4:40 p.m. and proceed to Rio de Janeiro, arriving at Galeão airport at 6:20 p.m. The return flights begin operating on September 29.

The stop in Manaus is in line with TAM’s strategy of decentralizing air traffic and prioritizing other hubs, mainly for the benefit of passengers from northern and northeastern Brazil, who will not need to travel to São Paulo or Rio de Janeiro airports for flights to international destinations.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 49.3% domestic market share and 65.3% international market share at the end of August 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.3 million subscribers and has awarded more than 4.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.